Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees	$(32,183)	$(32,403)	$55,189	$14,253	$30,788	$16,753
Distributed income of equity investees	19	1,628	413	90	384	266
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	6,693	18,889	11,391	8,529	4,965	2,508
Rentals	22	92	83	81	88	58
Total fixed charges	$6,715	$18,981	$11,474	$8,610	$5,053	$2,566
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$(25,449)	$(11,794)	$67,076	$22,953	$36,225	$19,585
Ratio of earnings to fixed charges	(A)	(A)	5.8	2.7	7.2	7.6

(A)

Due to the Company’s loss for the three months ended March 31, 2016 and the year ended December 31, 2015, the ratio coverage in those periods was less than 1:1. The Company would have had to generate additional earnings of $32,164 and $30,775 for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively, to achieve coverage of 1:1 in those periods.